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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                ________________
                                 SCHEDULE 14D-1
                               and SCHEDULE 13D/A
                               (Amendment No. 6)

              Tender Offer Statement Pursuant To Section 14(d)(1)
                     of the Securities Exchange Act of 1934


                                ________________
                             Banner Aerospace, Inc.
                           (Name of Subject Company)

                                ________________

                           The Fairchild Corporation
                                    (Bidder)
                                ________________

                         Common Stock, par value $1.00
                         (Title of Class of Securities)
                                ________________

                                    0665210
                     (CUSIP Number of Class of Securities)
                                ________________

                             Donald E. Miller, Esq.
                             Senior Vice President
                         General Counsel and Secretary
                           The Fairchild Corporation
                              45025 Aviation Drive
                                   Suite 400
                            Dulles, Virginia  20166

          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)
                                ________________

                                    Copy to:
                              James J. Clark, Esq.
                            Cahill Gordon & Reindel
                                 80 Pine Street
                           New York, New York  10005
                                 (212) 701-3000

                           Calculation of Filing Fee



Transaction Valuation*       Amount of Filing Fee*
---------------------        --------------------
      $47,750,000                  $9,550

-------------------------------------------------

* Pursuant to Rule 0-11(d), this amount is based upon the receipt of 4,000,000 shares of the Subject Company's common stock, which has a market value, as provided in Rule 0-11(a)(4), of $ 11 15/16 per share. Pursuant to , and as provided by, Rule 0-11(a)(3), the amount being paid with the filing of this Schedule 14D-1 is $ 9,550.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by the Bidder for such number of Shares.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:      $17,125
Form or Registration No.:    S-4 No. 333-47907
Filing Party:                The Fairchild Corporation
Date Filed:                  March 13, 1998

            ------------------------------------------------------

                       Exhibit Index begins on Page 11
                             (Page 2 of 11 Pages)


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CUSIP No.
     0665210
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1.   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     The Fairchild Corporation

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2.   Check the Appropriate Box if a Member of a Group
     (a)                                                                    [ ]
     (b)                                                                    [X]

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3.   SEC Use Only

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4.   Sources of Funds:

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5.   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) or 2(f)                                 [ ]

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6.   Citizenship or Place of Organization
     Delaware

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7.   Aggregate Amount Beneficially Owned by Each
     Reporting Person
     17,351,449

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8.   Check if the Aggregate Amount in Row (7)
     Excludes Certain Shares                                                 [ ]

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9.   Percent of Class Represented by Amount in Row (7)
     71.12

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10.  Type of Reporting Person
     CO

                        Exhibit Index begins on Page 11
                             (Page 3 of 11 Pages)
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          This Tender Offer Statement on Schedule 14D-1 (the "Statement")
relates to the offer by The Fairchild Corporation, a Delaware corporation (the "Company" or "Fairchild"), to acquire up to 4,000,000 of the outstanding shares of common stock (the "Banner Shares"), par value $1.00 per share, of Banner Aerospace, Inc., a Delaware corporation ("Banner"), by exchanging a number of shares of the Class A Common Stock, par value $.10 per share of Fairchild (the "Class A Common Stock") equal to the quotient of $12.50 divided by 20.675 for up to a maximum of 4,000,000 Banner Shares, upon the terms and subject to the conditions set forth in the Prospectus dated May 11, 1998 (the "Prospectus") that is contained in the Registration Statement on Form S-4 (Registration No. 333-47907) (the "Registration Statement"), and in the related Letter of Transmittal, copies of which are attached hereto, respectively, as Exhibits
(a)(1) and (a)(2). The Prospectus and the Letter of Transmittal are collectively referred to herein as the "Exchange Offer".

ITEM 1.    SECURITY AND SUBJECT COMPANY.

        (a) The name of the Subject Company is Banner Aerospace, Inc., a Delaware corporation. The address of its principal executive offices is 45025 Aviation Drive, Suite 300, Dulles, Virginia 20166-7556.

        (b) The exact title of the class of equity securities being sought in the Exchange Offer is Banner common stock, $1.00 par value per share. The information set forth in the section of the Prospectus entitled "The Exchange Offer -- Terms of the Exchange Offer" is incorporated herein by reference. Fairchild seeks to acquire up to 4,000,000 shares of outstanding Banner Shares that Fairchild does not already own.

        (c) Banner common stock is traded on the NYSE. For the periods indicated, the range of high and low, respectively, reported sales prices per share for Banner common stock as quoted on the NYSE are as follows:

                        Exhibit Index begins on Page 11
                             (Page 3 of 11 Pages)

        Quarters Ended         High          Low
        ---------------------  ----          ---

        March 31, 1996         6 3/4         5 1/2
        June 30, 1996          9             5 3/8
        September 30, 1996     8 3/8         7 3/8
        December 31, 1996      8 3/8         7 3/4
        March 31, 1997         9 3/4         7 1/4
        June 30, 1997          8 7/8         6 7/8
        September 30, 1997    11 1/8         8 3/8
        December 31, 1997     11 3/16        8 3/4
        March 31, 1998        12             9 5/8
        Through May 8, 1998   11 15/16      11 15/16

        On May 8, 1998, the last reported sale price of the Banner common stock was 11 15/16.

ITEM 2.    IDENTITY AND BACKGROUND.

          (a)-(d) This Statement is filed by Fairchild, a Delaware corporation, whose principal executive offices are located at 45025 Aviation Drive, Suite 400, Dulles, Virginia 20166. The information set forth in the Prospectus is incorporated by reference herein.

          (e)-(f) During the last five years, neither Fairchild nor, to its knowledge, any of its respective executive officers and directors listed under the "Management" section in the Prospectus has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

          (g) All of the individuals listed under "Management" in the Prospectus are U.S. citizens except for Mr. Jeffrey J. Steiner who is a citizen of Austria, Daniel Lebard and Jacques Moskovic who are a citizens of France, Moshe Sanbar who is a citizen of Israel, and Colin Cohen who is a citizen of the Republic of South Africa.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

          (a) Banner is a subsidiary of Fairchild. Fairchild owns approximately 66% of the outstanding Banner Shares. Jeffrey J. Steiner, the Chairman of the Board, Chief Executive Officer and President of Banner is also the Chairman of the Board, Chief Executive Officer and President of Fairchild. Banner is a party to several agreements with Fairchild.

                        Exhibit Index begins on Page 11
                             (Page 4 of 11 Pages)

      Contracts and Arrangements between Banner, Fairchild and Jeffrey J.
Steiner.

          The Company paid to Fairchild and its affiliates $1,246,000, $456,000 and $276,000 during fiscal 1997, 1996 and 1995, respectively, for various expenses such as rent, tax, legal and communication services. The Company paid to Fairchild $231,000 during the nine-month period ended December 31, 1997 for rent, tax and legal services. All services are and have been in the ordinary course of business and were included in selling, general and administrative expenses. The Company had sales of products to Fairchild of $122,000, $48,000 and $28,000, and purchases of products from Fairchild of $9,384,000, $5,522,000 and $4,814,000, in fiscal 1997, 1996 and 1995, respectively, all in the ordinary course of business. The Company had sales of products to Fairchild of $95,000 and purchases of products from Fairchild of $15,560,000 for the nine months ended December 31, 1997.

          The Company has a letter agreement with Fairchild to lease approximately 10,000 square feet of office space in the Fairchild building for an annual rate of approximately $170,000 with a 3% escalation per year for a term of ten years with an option to terminate the lease after five years.

          The Company has an agreement with Fairchild in which Fairchild provides tax preparation and consulting services to the Company. The annual fee for the tax services rendered is approximately $103,000. In addition, immediately prior to the 1990 public offering ("IPO"), Fairchild and the Company entered into a Tax Indemnity Agreement whereby Fairchild agreed to indemnify the Company from and against any federal, state, local and foreign income, franchise, withholding and alternative minimum taxes (including interest, additions to tax and penalties with respect thereto) for periods ending on or before the closing of the IPO. The Company, in turn, agreed to pay Fairchild for any tax savings it realized after the IPO as a result of adjustments to, or utilization of net operating loss or tax credit carryforwards attributable to, income tax returns for prior periods.

          Pursuant to a letter agreement with Fairchild, the Company uses the services of attorneys who are employed by Fairchild to provide certain legal services to the Company. This agreement is on a month-to-month basis. The Company pays Fairchild approximately $12,500 a month for such services.

          As long as Fairchild owns 15% or more of the issued and outstanding shares of the Common Stock, it has the unlimited right to require the Company to use its best efforts pursuant to

                        Exhibit Index begins on Page 11
                             (Page 5 of 11 Pages)
a registration rights agreement to register under the agreement all shares of Common Stock beneficially owned by Fairchild at any time and from time to time, at Fairchild's expense. In addition, Fairchild has piggyback registration rights that are subject to certain limitations.

          The Company is a party to several agreements with Fairchild which provide for various methods of expense sharing related to combined sales and marketing efforts to obtain customers in foreign countries. As of December 31, 1997, the Company had contributed less than $125,000 under these agreements. Fairchild and the Company will share commission income to the extent commissions exceed expenses. No such commissions have been received to date. In addition, the Company pays for a chartered aircraft to a company 51% owned by an immediate family member of Mr. Jeffrey Steiner. Costs for such flights charged to the Company are comparable to those charged in arm's length transactions between unaffiliated third parties. Payments by the Company for the use of the chartered aircraft for fiscal year ended March 31, 1997 were approximately $137,000 and were approximately $36,000 for the nine months ended December 31, 1997.

          Mr. Jeffrey J. Steiner has a three-year employment agreement with the Company which became effective September 9, 1992; however, each year the remainder of the term of Mr. Steiner's employment is extended for an additional one-year period unless either party gives timely notice of its or his intention not to extend further the term of the employment agreement. The employment agreement provides for a base salary of not less than $250,000 per annum and also provides for participation in the Company's bonus plan, retirement plan, and other executive benefits.

          Stock and Option holdings of Certain Officers and Directors.

          Certain officers and directors of Fairchild hold positions as officers and directors of Banner and own Banner Shares and options to purchase Banner Shares. Such officers and directors may on an individual basis, decide to tender their Banner Shares or Banner Shares exercisable upon exercise of such options.

          (b)  Not applicable.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
        (a) The consideration for the acquisition of the maximum number of securities for which the Exchange Offer is being made is shares of Fairchild Class A Common Stock. Reference is hereby made to the information set forth in the Prospectus under "The Exchange Offer -- Terms of the Exchange Offer," which is incorporated herein by reference.

          (b)-(c)  Not applicable.

                        Exhibit Index begins on Page 11
                             (Page 6 of 11 Pages)

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

          (a)-(e) The information set forth in the section of the Prospectus entitled "The Exchange Offer -- Purpose of the Exchange Offer" is incorporated herein by reference. Except as set forth therein, there are no plans or proposals required to be set forth in this item.

          (f)-(g) The information set forth in the section of the Prospectus entitled "The Exchange Offer -- Effect of the Exchange Offer on the Market for Banner Shares and Fairchild Class A Common Stock and Registration Under the Exchange Act" is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        (a) The Fairchild Corporation is indirectly the beneficial owner of an aggregate of 17,351,449 Banner Shares, registered as follows: RHI Holdings, Inc. (a subsidiary of Fairchild): 8,782,327 Banner Shares and 3,168,143 shares of preferred stock of Banner, which are convertible into Banner Shares (the "Preferred Stock"); Fairchild Holding Corp. (a subsidiary of Fairchild):
5,386,477 Banner Shares; and Banner Aerospace Holding Company II, Inc. (an indirect wholly owned subsidiary of Fairchild): 11,806 shares of Common Stock and 2,696 shares of Preferred Stock.

          Fairchild's beneficial ownership of 17,351,449 Banner Shares constitutes approximately 71.12% of Banner Shares outstanding based upon 21,225,811 shares of Common Stock issued and outstanding as of January 14, 1998.

          Beneficial Stock Ownership of Jeffrey Steiner. As a result of his 31% beneficial ownership in Fairchild and his position as Chairman, Chief Executive Officer and President of Fairchild, Jeffrey Steiner may be deemed to be the beneficial owner of the 17,351,449 Banner Shares beneficially owned by Fairchild. Mr. Steiner disclaims such beneficial ownership, except to the extent of his pecuniary interest therein.

        (b)  None.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

          The Company, indirectly through one of its subsidiaries, has a registration rights agreement for the Banner Shares it

                        Exhibit Index begins on Page 11
                             (Page 7 of 11 Pages)
owns. Neither the Company nor any of its respective officers and directors has any contracts, arrangements, understandings or relationships (legal or otherwise) among such person or with any other person with respect to any securities of Banner, including, but not limited to, transfer or voting of any securities of Banner, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantee of profits, division of profits or loss or the giving or withholding of proxies.

          13,262,971 Banner Shares have been pledged by Fairchild as collateral for a loan facility with Citicorp N.A. and 611,700 Banner Shares have been pledged by Fairchild as collateral under an escrow agreement with BTR Dunlop Holdings, Inc., a wholly-owned subsidiary of BTR plc.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

          The information set forth in the section of the Prospectus entitled "Exchange Offer -- Fees and Expenses" is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

          The information set forth in the section of the Prospectus entitled "Selected Historical Financial Data" and the "Financial Statements of Fairchild" is incorporated herein by reference.

ITEM 10.    ADDITIONAL INFORMATION.

        (a) Other than as set forth in Item 3 and 7, there are no additional items to be disclosed.

        (b)  Not applicable.

        (c)  Not applicable.

        (d) The information set forth in the section of the Prospectus entitled "The Exchange Offer -- Effect of the Exchange Offer on the Market for Banner Shares and Fairchild Class A Common Stock and Registration Under the Exchange Act" is incorporation herein by reference.

        (e)  None.

        (f) The information set forth in the Prospectus and the Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference in its entirety.

                        Exhibit Index begins on Page 11
                             (Page 8 of 11 Pages)
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ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)   --  Prospectus dated May 11, 1998.

(a)(2)   --  Letter of Transmittal.

(a)(3)   --  Notice of Guaranteed Delivery.

(a)(4)   --  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.

(a)(5)   --  Form of Letter to Clients.

(a)(6)   --  Tax Guidelines.

(a)(7)   --  Form of Summary advertisement

                       Exhibit Index begins on Page 11
                             (Page 9 of 11 Pages)

                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    THE FAIRCHILD CORPORATION


                                    By:/s/ Donald Miller
                                       ----------------------
                                       Name: Donald Miller
                                       Title: Senior Vice President,
                                              General Counsel and Secretary

Dated:  May 11, 1998

                       Exhibit Index begins on Page 11
                             (Page 10 of 11 Pages)
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EXHIBIT                                                     SEQUENTIAL
  NO.                          DESCRIPTION                  PAGE NUMBER
-------                        -----------                  -----------
(a)(1)        --  Prospectus dated May 11, 1998
(a)(2)        --  Letter of Transmittal.
(a)(3)        --  Notice of Guaranteed Delivery.
(a)(4)        --  Form of Letter to Brokers, Dealers,
                  Commercial Banks, Trust Companies and
                  Other Nominees.

(a)(5)        --  Form of Letter to Clients.
(a)(6)        --  Tax Guidelines.
(a)(7)        --  Summary advertisement

                       Exhibit Index begins on Page 11
                             (Page 11 of 11 Pages)